ALEXCO RESOURCE CORP. INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of dollars)
	MARCH 31	JUNE 30
	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$17,634	$21,631
Restricted cash and deposits	-	302
Accounts and other receivable	1,790	1,705
Income taxes receivable	32	-
Prepaid expenses and other current assets	465	293
	19,921	23,931
Restricted Cash and Deposits (see note 6)	2,781	12,002

Investment Tax Credits	645	147

Property, Plant and Equipment	1,544	1,274

Mineral Properties and Deferred Exploration Costs (see note 5)	37,209	28,019

Intangible Assets	3,016	3,510

Goodwill	917	917
	$66,033	$69,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$1,451	$2,632
Income taxes payable	-	168
	1,451	2,800
Other Reclamation Liability (see note 6)	-	9,284

Asset Retirement Obligation	849	983

Future Income Tax Liabilities	4,578	2,755
	6,878	15,822
Shareholders’ Equity (see note 7)	59,155	53,978
	$66,033	$69,800

APPROVED ON BEHALF OF		COMMITMENTS (see note 11)
THE BOARD OF DIRECTORS

“Michael Winn”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31				(unaudited)
(expressed in thousands of dollars, except
per share and share amounts)	Three Months Ended		Nine Months Ended
	2008	2007	2008	2007

Consulting Revenue	$1,296	$766	$4,403	$2,951

Consulting Costs (excluding amortization)	1,175	668	3,569	2,198

Gross Profit	121	98	834	753

Expenses
Accretion of asset retirement obligation	10	12	28	36
Amortization	261	171	762	399
Business development and investor
relations	162	100	578	390
Foreign exchange loss (gain)	(2)	(14)	4	(18)
Gain on settlement of reclamation liability	-	(89)	-	(89)
Office and miscellaneous	210	204	628	526
Professional fees	155	158	477	386
Regulatory fees	90	36	170	80
Salaries and contractors	733	635	1,666	996
Stock-based compensation	520	2,076	675	2,076
Travel	24	106	124	220

	2,163	3,395	5,112	5,002

Loss Before Other Income (Expense)	(2,042)	(3,297)	(4,278)	(4,249)

Other Income (Expense)
Interest income	175	426	799	891
Write-down of property, plant and equipment	-	-	(60)	-

Loss Before Provision for Taxes	(1,867)	(2,871)	(3,539)	(3,358)

Recovery of (Provision for) Taxes
Current	-	(20)	187	(115)
Future	466	1,580	865	1,594

Net Loss and Comprehensive Loss	$(1,401)	$(1,311)	$(2,487)	$(1,879)

Deficit – Beginning of Period	$(6,971)	$(3,965)	$(5,885)	$(3,397)

Net Loss	(1,401)	(1,311)	(2,487)	(1,879)

Deficit – End of Period	$(8,372)	$(5,276)	$(8,372)	$(5,276)

Loss Per Share – Basic and Diluted	$(0.04)	$(0.04)	$(0.07)	$(0.06)
Weighted Average Number of Shares
Outstanding (in thousands of shares)	35,792	33,665	34,840	30,247

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31				(unaudited)
(expressed in thousands of dollars)
	Three Months Ended		Nine Months Ended
	2008	2007	2008	2007

Cash Flows from Operating Activities
Net loss	$(1,401)	$(1,311)	$(2,487)	$(1,879)
Items not affecting cash from operations –
Accretion of asset retirement obligation	10	12	28	36
Amortization	261	171	762	399
Stock-based compensation	520	2,076	675	2,076
Recovery of future income taxes	(466)	(1,580)	(865)	(1,594)
Gain on settlement of reclamation liability	-	(89)	-	(89)
Write-down of property, plant and
equipment	-	-	60	-

	(1,076)	(721)	(1,827)	(1,051)

Expenditures on asset retirement obligations	(62)	(24)	(162)	(127)
Changes in non-cash working capital
balances related to operations –
Accounts and other receivable	244	(224)	(85)	92
Prepaid expenses and other current
assets	(85)	(167)	(171)	(204)
Accounts payable and accrued liabilities	(137)	(92)	(644)	(818)
Income taxes payable and receivable	-	(9)	(200)	(5)

	(1,116)	(1,237)	(3,089)	(2,113)

Cash Flows from Investing Activities
Investment in mineral properties and deferred	(1,671)	(2,168)	(8,593)	(6,595)
exploration costs
Increase in restricted cash	(846)	(62)	(477)	(333)
Purchase of property, plant and equipment	(299)	(273)	(599)	(683)
Acquisition of patents	-	(442)	-	(442)

	(2,816)	(2,945)	(9,669)	(8,053)

Cash Flows from Financing Activities
Common shares and units issued under
private placement	-	-	9,075	24,810
Issuance costs	(67)	(108)	(611)	(1,303)
Common shares issued on exercise of stock
options	107	58	289	219
Common shares issued on exercise of
warrants	-	660	8	906

	40	610	8,761	24,632

Net Cash Flows	(3,892)	(3,572)	(3,997)	14,466

Cash and Cash Equivalents – Beginning
of Period	21,526	29,799	21,631	11,761

Cash and Cash Equivalents – End of Period	$17,634	$26,227	$17,634	$26,227

SUPPLEMENTAL INFORMATION (see note 13)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation conducts mineral exploration in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration costs represent costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Resource Canada Corp. (formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2007.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements, except with respect to the following new and revised accounting standards which the Corporation is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2007.

	(a)	Accounting Changes

Under revised Section 1506, “Accounting Changes”, of the Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook, an accounting policy can be changed only if the change is required by a primary source of GAAP, or voluntarily if it results in the financial statements providing information that is both reliable and more relevant. Changes in accounting policies are accounted for in accordance with the specified transitional provisions where required by a primary source of GAAP, and through retrospective application if there are no transitional provisions or the change is voluntary. Disclosure is required to be made of the nature of changes in accounting policies, the adjustments made to the current and prior periods, and when voluntary the reasons for making the change. Changes in accounting estimates are to be recognized prospectively, and disclosure is required to be made of the nature and amount of such changes. Material prior period errors are to be corrected retrospectively in the first set of financial statements completed after their discovery, and disclosure is required to be made of the nature and amount of such corrected errors. The Corporation has made no voluntary changes in its accounting policies since the adoption of this revised standard.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

(b)	Financial Instruments

New CICA Accounting Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. New CICA Accounting Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, specifies the disclosure and presentation standards applicable to financial instruments. The Corporation’s cash equivalents have been classified as held for trading and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity have been classified as held to maturity and thus are recorded at amortized cost using the effective interest method. All other financial assets except receivables have been classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities have been recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

The adoption of these standards have not required any adjustment to the Corporation’s financial statements as the carrying amounts of all financial instruments as at the beginning of the 2008 fiscal year approximated their fair values and accordingly were not remeasured.

(c)	Hedges

New CICA Accounting Handbook Section 3865, “Hedges”, is applicable when an entity chooses to designate a hedging relationship for accounting purposes. It specifies how hedge accounting is applied and what disclosures are necessary when it is applied. The adoption of this standard has had no present impact as the Corporation has not employed hedge accounting in either the 2007 or 2008 fiscal periods.

(d)	Comprehensive Income

New CICA Accounting Handbook Section 1530, “Comprehensive Income”, requires the presentation of a statement of comprehensive income and its components. Comprehensive income is the change in net assets during a period from transactions and other events and circumstances from non-owner sources, and includes both net earnings and other comprehensive income. Other comprehensive income comprises all revenues, expenses, gains and losses that are included in comprehensive income but are not recognized in net earnings, such as those resulting from changes in the fair value of financial assets classified as available for sale.

4.	Future Accounting Policy Changes

The Corporation will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008.

	(a)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

		(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;

		(ii)	summary quantitative data about what it manages as capital;

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

There will be no impact on the Corporation’s financial statements from the adoption of this standard as it affects only disclosure requirements.

(b)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863,

“Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments for the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. There will be no impact on the Corporation’s financial statements from the adoption of these standards as the changes arising affect only disclosure requirements.

(c)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Corporation’s financial statements as it has held no significant inventories in the past and does not anticipate holding any in the period of initial application.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic initiative outlining a plan for the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”). In February 2008, the AcSB announced that 2011 will be the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. This changeover will therefore be effective for the Corporation’s interim and annual financial statements relating to its fiscal year commencing July 1, 2011, including the restatement for comparative purposes of amounts reported by the Corporation prior to the changeover date. While the Corporation has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

5.	Mineral Properties and Deferred Exploration Costs

		Expenditures
		(Recoveries)
	June 30	Incurred	March 31
	2007	In Period	2008

Acquisition Costs
Brewery Creek	$1,889	$(10)	$1,879
Keno Hill District	12,489	580	13,069
McQuesten	1,091	652	1,743
Other	98	-	98

	15,567	1,222	16,789

Deferred Exploration Costs
Brewery Creek	731	(163)	568
Keno Hill District	11,501	8,150	19,651
McQuesten	127	(15)	112
Other	93	(4)	89

	12,452	7,968	20,420

Total	$28,019	$9,190	$37,209

In September 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest in the Corporation’s 70% owned McQuesten property. The Corporation issued 140,000 common shares in consideration for the granting of the option, valued at $651,000. To exercise the option, the Corporation must issue 210,000 common shares of the Corporation plus grant a net smelter royalty to the optionor ranging from 0.5% to 2.0%, varying amongst the claims comprising the property, and the option is exercisable at any time until September 20, 2008.

During the three month period ended March 31, 2008, the Corporation provided NovaGold Resources Inc. (“NovaGold”, see note 10) with a report on the results of its exploration expenditures in respect of the Brewery Creek property, thereby triggering NovaGold’s 60 day back-in right to acquire an interest in the property by paying $500,000 to the Corporation over a four year period and incurring $1,750,000 in respect of the property over a five year period. The 60 day back-in right expired with NovaGold not electing to exercise.

6.	Other Reclamation Liability

	March 31	June 30
	2008	2007

Other reclamation liability	$-	$9,284

In 2006, ERDC deposited $10,000,000 into a trust account, to be transferred to the federal government after final closing of its agreement to purchase the assets of United Keno Hill Mines Limited and UKH Minerals Limited. These funds are intended to be used exclusively for contribution towards the reclamation of the pre-existing environmental liabilities of the UKHM site. The Corporation accounted for the required contribution to the trust fund as a cost of acquisition for the Keno Hill district properties and assets and

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

recorded as other reclamation liability the amount representing the $10,000,000 due on final closing discounted at 8%. Accretion of this liability was subsequently capitalized to mineral property acquisition costs, and interest earned on the funds was included in interest income. The deposited funds were included in restricted cash and deposits under long term assets along with accumulated interest income thereon.

In December 2007, final closing of the Keno Hill transaction was completed, title to the amount of $10,000,000 was transferred to the federal government in full settlement of the balance recorded under other reclamation liability, with the balance recorded under restricted cash and deposits reduced accordingly, and the excess accumulated interest on the deposited funds was released to the Corporation.

7.	Shareholders’ Equity

Authorized share capital:
                - Unlimited number of common shares, without par value

Components of shareholders’ equity:

	March 31	June 30
	2008	2007

Share capital	$59,107	$52,201
Warrants	3,150	3,095
Stock options	5,209	4,567
Contributed surplus	61	-
Accumulated other comprehensive income	-	-
Deficit	(8,372)	(5,885)

Shareholders’ equity	$59,155	$53,978

As a consequence of the adoption of new articles upon its continuation under the Business Corporations Act (British Columbia) (see note 1), the Corporation’s authorized capital no longer includes preferred shares.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

Changes in the components of shareholders’ equity during the three month and nine month periods ended March 31, 2008 are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Share Capital
Balance – June 30, 2007		34,096,426	$52,201
Issued under private placement, net of
issuance costs (see below)		1,500,000	8,592
Issued on exercise of warrants		1,688	11
Issued on exercise of stock options		50,000	220
Issued for acquisition of mineral property
interest (see note 5)		140,000	651
Balance – December 31, 2007		35,788,114	61,675
Share issuance costs from private
placement (see below)		-	(2,725)
Issued on exercise of stock options		38,500	157
Balance – March 31, 2008		35,826,614	$59,107

Warrants
Balance – June 30, 2007	$5.67	2,108,227	$3,095
Broker’s warrants issued (see below)	$5.35	85,800	57
Carrying amount of warrants exercised	$5.00	(1,688)	(2)
Balance – March 31, 2008 and December 31, 2007	$5.66	2,192,339	$3,150

Stock Options
Balance – June 30, 2007	$3.06	3,331,000	$4,567
Stock options granted	$5.19	150,000	-
Compensation expense recognized	-	-	155
Carrying amount of options exercised	$3.65	(50,000)	(37)
Carrying amount of options forfeited or expired	$5.14	(27,500)	(61)
Balance – December 31, 2007	$3.13	3,403,500	4,624
Stock options granted	$4.46	232,500	-
Compensation expense recognized	-	-	636
Carrying amount of options exercised	$2.77	(38,500)	(51)
Balance – March 31, 2008	$3.22	3,597,500	$5,209

Contributed Surplus
Balance – June 30, 2007			$-
Carrying amount of options forfeited or expired			61
Balance – March 31, 2008 and December 31, 2007			$61

Accumulated Other Comprehensive Income
Balance – March 31, 2008 and June 30, 2007			$-

Effective December 11, 2007, the Corporation issued by way of private placement 1,430,000 flow-through shares on a brokered basis and 70,000 flow-through shares on a non-brokered basis at $6.05 per share, for aggregate gross proceeds of $9,075,000. The shares issued on a non-brokered basis were subscribed for by directors and senior management of Alexco and NovaGold, a shareholder with significant influence over Alexco. The agent to the private placement was paid a commission of 6% of the gross proceeds from the

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

brokered offering and received broker’s warrants to acquire 85,800 non-flow-through shares at any time until December 11, 2008 at a price of $5.35 per share. Net proceeds from the issuance were $8,588,970 after issuance costs comprised of the agents’ commission of $519,090, the fair value of the broker’s warrants granted of $57,500 and other issuance costs of $92,009, less the future income tax benefit of such costs of $182,569. The fair value of the broker’s warrants was determined under the Black-Scholes option pricing model based on their full term and using a risk-free interest rate of 4.0%, an expected volatility of 51% and no expected dividends.

During the three months ended March 31, 2008, the Corporation renounced deductible exploration expenditures of $9,075,000 to the purchasers of these flow-through shares. The Corporation recognized a future income tax liability of $2,722,500 arising from these renunciations, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

8.	Warrants

Warrants outstanding at March 31, 2008 are summarized as follows:

	Number
	of shares
	issuable	Exercise
Expiry date	on exercise	price

June 21, 2008	221,850	$5.00
December 11, 2008	85,800	$5.35
December 21, 2009	1,884,689	$5.75

	2,192,339

9.	Incentive Stock Options

Incentive stock options outstanding and exercisable at March 31, 2008 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
Exercise	Issuable on	Remaining	Exercise	Issuable on	Exercise
Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	935,000	4.2	$0.80	935,000	$0.80
$1.50	187,500	4.7	$1.50	187,500	$1.50
$3.08	1,007,500	5.1	$3.08	1,007,500	$3.08
$4.46	232,500	6.9	$4.46	232,500	$4.46
$4.99	840,000	5.8	$4.99	840,000	$4.99
$5.19	150,000	6.5	$5.19	50,000	$5.19
$5.38	50,000	6.2	$5.38	50,000	$5.38
$5.90	95,000	5.9	$5.90	95,000	$5.90
$6.11	100,000	6.0	$6.11	100,000	$6.11

	3,597,500	5.4	$3.22	3,497,500	$3.16

The 150,000 incentive stock options granted during the six months ended December 31, 2007, which are reflected in the table above, were granted outside of the Corporation’s stock option plan and in accordance

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

with the rules of the Toronto Stock Exchange, vest in equal thirds over a one year period, carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of granting of $2.50. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 4.4%, an expected life of options of 4 years, an expected volatility of 57% and no expected dividends.

An aggregate 232,500 incentive stock options were granted under the Corporation’s stock option plan during the three months ended March 31, 2008, were fully vested upon granting, carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of granting of $2.23. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 3.3%, an expected life of options of 4 years, an expected volatility of 62% and no expected dividends.

In addition, certain officers of a subsidiary of the Corporation have been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieves certain pre-set earnings targets. No compensation expense has been recorded by the Corporation in respect of shares potentially issuable under this plan and none will be recorded until it becomes likely that the minimum earnings targets will be achieved.

10.	Related Party Transactions

During the three month and nine month periods ended March 31, 2008, the Corporation incurred technical service fees with NovaGold totalling $161,000 and $608,000 respectively (2007 - $238,000 and $680,000 respectively), which have been capitalized to mineral property and deferred exploration costs. NovaGold is related as it is a shareholder with significant influence over Alexco. At March 31, 2008, accounts payable and accrued liabilities include $26,000 (June 30, 2007 - $91,000) due to NovaGold. The Corporation also incurred $28,000 and $75,000 during these periods respectively for rent of office space (2007 - $nil and $nil respectively) under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At both March 31, 2008 and June 30, 2007, accounts payable and accrued liabilities include $nil due to Access Field Services.

During the three month and nine month periods ended March 31, 2007, the Corporation incurred consulting fees of $nil and $231,000 respectively with Asset Liability Management Group ULC (“ALM”), a company related to one director and one officer of the Corporation. There have been no transactions with ALM during the nine month period ended March 31, 2008, and accounts payable and accrued liabilities include $nil due to ALM at both March 31, 2008 and June 30, 2007.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

11.	Commitments

As of March 31, 2008, the Corporation’s contractual commitments in respect of capital asset expenditures, primarily in respect of deferred exploration costs, totaled approximately $1,744,000.

As a consequence of its renunciation of deductible exploration expenditures to the purchasers of flow-through shares (see note 7), the Corporation is required to incur renounceable exploration expenditures totaling $9,075,000 by December 31, 2008.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

12.	Financial Instruments

Information regarding the Corporation’s financial instruments, provided as a consequence of the adoption of the new accounting standards regarding financial instruments, is summarized as follows:

		March 31, 2008
	Effective Annual	Fair	Carrying
	Interest Rate	Value	Amount

Financial Assets

Receivables
Canadian dollar denominated	n/a	$879	$879
US dollar denominated	n/a	$437	$437

Bankers’ Acceptances	n/a	$16,390	$16,390

Term deposits	3.15% to 3.50%	$2,781	$2,781

Financial Liabilities

Accounts payable and accrued liabilities
Canadian dollar denominated	n/a	$1,393	$1,393
US dollar denominated	n/a	$58	$58

All bankers’ acceptances carried initial maturity periods of three months or less. They are included in cash and cash equivalents and are therefore classified as held for trading, and their fair values have been estimated by the Corporation using the effective interest method and through reference to published yields for such instruments.

All term deposits held at March 31, 2008 carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation estimates that the carrying amounts of the term deposits approximate their fair values. All term deposits at March 31, 2008, are included in restricted cash and deposits.

Substantially all of the Corporation’s cash and cash equivalents and term deposits are held with major financial institutions in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation’s major customers, which include government organizations as well as substantial corporate entities.

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties is located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

13.	Supplemental Cash Flow Information

Supplemental information with respect to the three month and nine month periods ended March 31, 2008 and 2007 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2008	2007	2008	2007

Composition of Cash and Cash Equivalents
Cash and demand deposits	$1,244	$194	$1,244	$194
Bankers’ acceptances	16,390	26,033	16,390	26,033

	$17,634	$26,227	$17,634	$26,227

Cash Flows Arising From Interest
and Taxes Paid
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$13	$120

Non-Cash Investing and
Financing Transactions
Shares issued for acquisition of mineral
property interest (see note 5)	$-	$-	$651	$-
Transfer of title to restricted cash in
settlement of other reclamation liability
on Keno Hill final close (see note 6)	$-	$-	$10,000	$-
Capitalization of stock-based
compensation expense to deferred
exploration costs	$116	$309	$116	$309
Increase (decrease) in accounts payable
and accrued liabilities related to:
Expenditures on asset retirement
obligations	$(10)	$-	$-	$-
Mineral properties	$369	$(614)	$(536)	$321
Property, plant and equipment	$-	$(4)	$-	$31
Acquisition of patents	$-	$46	$-	$46
Share issuance costs	$(64)	$(108)	$-	$-

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

14.	Segmented Information

The Corporation’s two operating segments are exploration and development of mineral properties, and consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Financial information is summarized by segment as follows:

For the three months	Consulting
ended March 31	Services	Exploration	Corporate	Total

2008
Segment revenues –
Canadian customers	$1,149	$-	$-	$1,149
Non-Canadian customers	147	-	-	147
Total external customers	1,296	-	-	1,296
Intersegment revenues	465	-	-	465
Total revenues	$1,761	$-	$-	$1,761

Segment earnings (loss)
before provision for taxes	$(151)	$-	$(1,716)	$(1,867)

Total assets	$7,145	$38,126	$20,762	$66,033

2007
Segment revenues –
Canadian customers	$721	$-	$-	$721
Non-Canadian customers	45	-	-	45
Total external customers	766	-	-	766
Intersegment revenues	183	-	-	183
Total revenues	$949	$-	$-	$949

Segment earnings (loss)
before provision for taxes	$23	$-	$(2,894)	$(2,871)

Total assets	$6,419	$23,980	$37,730	$68,129

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2008	(unaudited)
(figures in tables are expressed in thousands of dollars)

For the nine months	Consulting
ended March 31	Services	Exploration	Corporate	Total

2008
Segment revenues –
Canadian customers	$4,012	$-	$-	$4,012
Non-Canadian customers	391	-	-	391
Total external customers	4,403	-	-	4,403
Intersegment revenues	798	-	-	798
Total revenues	$5,201	$-	$-	$5,201

Segment earnings (loss)
before provision for taxes	$252	$-	$(3,791)	$(3,539)

Total assets	$7,145	$38,126	$20,762	$66,033

2007
Segment revenues –
Canadian customers	$2,906	$-	$-	$2,906
Non-Canadian customers	45	-	-	45
Total external customers	2,951	-	-	2,951
Intersegment revenues	492	-	-	492
Total revenues	$3,443	$-	$-	$3,443

Segment earnings (loss)
before provision for taxes	$471	$-	$(3,829)	$(3,358)

Total assets	$6,419	$23,980	$37,730	$68,129